Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 7 OCTOBER 3, 2019
GRIFFIN CAPITAL ESSENTIAL ASSET REIT
SUPPLEMENT NO. 7 DATED OCTOBER 3, 2019
TO THE PROSPECTUS DATED JUNE 17, 2019
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc., formerly known as Griffin Capital Essential Asset REIT II, Inc., dated June 17, 2019, Supplement No. 1 dated June 18, 2019, Supplement No. 2 dated July 5, 2019, Supplement No. 3 dated August 5, 2019, Supplement No. 4 dated August 13, 2019, Supplement No. 5 dated August 23, 2019, and Supplement No. 6 dated September 6, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•
the daily net asset value, or “NAV”, per share, as determined in accordance with our valuation procedures, for each business day from September 1, 2019 through September 30, 2019, for each of our classes of common stock;

•	updates to "Management - Executive Officers and Directors"; and

•	an update to "Description of Shares - Distribution Policy."
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from September 1, 2019 through September 30, 2019.
We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis and utilize interest rate swaps to hedge a portion of our variable rate borrowings. During the month of September 2019, continued volatility in interest rates continued to impact such fair values. The slight change in NAV per share on various days is typically due to rounding. The principal balance of our borrowings is not affected by changes in interest rates, and future increases in interest rates would have a positive impact on the fair value of our fixed rate borrowings and interest rate swaps.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA	Class E
September 1-3, 2019	$9.61	$9.60	$9.59	$9.59	$9.49	$9.49	$9.49	$9.51
September 4, 2019	$9.60	$9.60	$9.59	$9.59	$9.49	$9.49	$9.49	$9.51
September 5, 2019	$9.60	$9.60	$9.59	$9.59	$9.49	$9.49	$9.48	$9.51
September 6-9, 2019	$9.61	$9.61	$9.60	$9.60	$9.50	$9.50	$9.49	$9.52
September 10, 2019	$9.62	$9.62	$9.60	$9.61	$9.50	$9.50	$9.50	$9.52
September 11, 2019	$9.63	$9.63	$9.61	$9.61	$9.51	$9.51	$9.51	$9.53
September 12, 2019	$9.63	$9.63	$9.61	$9.62	$9.51	$9.51	$9.51	$9.53
September 13-15, 2019	$9.63	$9.63	$9.62	$9.62	$9.52	$9.52	$9.51	$9.54
September 16, 2019	$9.65	$9.64	$9.63	$9.63	$9.53	$9.53	$9.53	$9.55
September 17, 2019	$9.64	$9.64	$9.63	$9.63	$9.52	$9.52	$9.52	$9.55
September 18, 2019	$9.64	$9.64	$9.62	$9.62	$9.52	$9.52	$9.52	$9.54
September 19-22, 2019	$9.64	$9.63	$9.62	$9.62	$9.52	$9.52	$9.52	$9.54
September 23, 2019	$9.64	$9.63	$9.62	$9.62	$9.52	$9.52	$9.51	$9.54
September 24, 2019	$9.64	$9.63	$9.62	$9.62	$9.51	$9.52	$9.51	$9.54
September 25, 2019	$9.63	$9.62	$9.61	$9.61	$9.51	$9.51	$9.51	$9.53
September 26-30, 2019	$9.64	$9.63	$9.62	$9.62	$9.52	$9.52	$9.51	$9.54
On any business day, our share sales are made based on the day’s applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website,  www.gcear.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688, and (3) made available on www.nasdaq.com.

Updates to "Management - Executive Officers and Directors"
The table under "Management - Executive Officers and Directors" is hereby updated and replaced with the following:

Name	Age	Position(s)
Kevin A. Shields	61	Chairman of the Board of Directors and Executive Chairman
Michael J. Escalante	59	Chief Executive Officer, President and Director
Javier F. Bitar	58	Chief Financial Officer and Treasurer
Howard S. Hirsch	53	Chief Legal Officer and Secretary
Louis K. Sohn	44	Managing Director, Acquisitions & Corporate Finance
Scott Tausk	60	Managing Director, Asset Management
Julie A. Treinen	59	Managing Director, Asset Management
David J. Congdon	58	Managing Director, Corporate Strategy
Craig J. Phillips	59	Managing Director, Industrial Properties
Nina M. Sitzer	51	Executive Vice President and General Counsel
Kathleen S. Briscoe	59	Independent Director
Gregory M. Cazel	57	Independent Director
Ranjit M. Kripalani	59	Independent Director
J. Grayson Sanders	79	Independent Director
Samuel Tang	58	Independent Director
On September 10, 2019, Craig J. Phillips became Managing Director, Industrial Properties of GCEAR. Mr. Phillips' biography is hereby added in between David J. Congdon's biography and Nina M. Sitzer's biography under "Management - Executive Officers and Directors":
Craig J. Phillips is our Managing Director, Industrial Properties and has held that position since September 2019. During Mr. Phillips’ more than 30-year career in real estate development and construction, he has completed nearly $1 billion in commercial real estate projects and delivered over 7,000,000 square feet of Class A facilities throughout the Midwestern and Western United States. Prior to joining GCEAR, from July 2015 to November 2018, Mr. Phillips served as Vice President, Acquisitions at ML Realty Partners, LLC, where he sourced and identified new industrial acquisitions, redevelopments, and land for new speculative development throughout core Chicago, Illinois industrial real estate submarkets. Prior to joining ML, Mr. Phillips worked at HSA Commercial Real Estate, where he served as Executive Vice President, Development from February 2008 to June 2015. Over the course of his eight-year tenure at HSA, Mr. Phillips led, evolved, managed, and executed national industrial development strategies through new speculative, build-to-suit, redevelopment, and infill projects. Prior to HSA, Mr. Phillips was a Partner and Regional Vice President with Seefried Industrial Properties from 2003 to 2007, and President, Development with MTI Construction Services, LLC from 1993 to 2003. Prior to 1993, Mr. Phillips worked in Project Development with DJ Velo & Company and served as Development Project Manager with Katell Properties. An active member of the Society of Industrial and Office Realtors, the National Association for Industrial and Office Parks, the Association of Industrial Real Estate Brokers, and the Green Building Council - Chicago, Illinois Chapter, Mr. Phillips earned his B.S. in Industrial Engineering from Northwestern University and received his M.B.A. - Real Estate & Finance from the University of California at Los Angeles, Anderson School of Management. Mr. Phillips is a licensed Illinois Real Estate Managing Broker and a Leadership in Energy and Environmental Design Accredited Professional.
On August 30, 2019, Don G. Pescara resigned as Managing Director, Acquisitions of GCEAR. Mr. Pescara's biography under "Management - Executive Officers and Directors" is hereby removed. All other references to Mr. Pescara in our prospectus are hereby removed as well.
Update to "Description of Shares - Distribution Policy"
The disclosure at the end of the "Description of Shares - Distribution Policy" section of our prospectus is hereby removed and replaced with the following:

Fourth Quarter 2019 Distribution Declaration
On September 23, 2019, our board of directors declared a cash distribution in the amount of $0.001506849 per day, subject to adjustments for class-specific expenses, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of stock payable to stockholders of record of such classes at the close of business on each day during the period commencing on October 1, 2019 and ending on December 31, 2019. Our board of directors also declared a stock distribution in the amount of $0.000273973 worth of shares of the applicable class per day, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of common stock payable to stockholders of record of such classes at the close of business on each day during the period commencing on October 1, 2019 and ending on December 31, 2019. We will pay such distributions to each stockholder of record of such classes during a given month on a date in the following month to be determined by our Chief Executive Officer.